EXHIBIT 99.1

June 14, 2012

E. Townes Duncan
Brenda B. Rector
Joseph N. Steakley

J. Alexander’s Corporation
3401 West End Avenue, Suite 260
Nashville, Tennessee 37202

Dear Independent Directors of J. Alexander’s Corporation,

We call your attention to the letter sent by us to Greg Lewis dated May 22, 2012 – copy attached.  Within the letter, we detail how an annual meeting of the Company’s shareholders scheduled to occur after June 30 and July 1, 2012 would be in violation of the Company’s bylaws and Tennessee business statutes, respectively.  Since the 2012 Annual Meeting has still not been scheduled and the Company has yet to file a preliminary proxy with the SEC, it is clear to us that the Company has no intention of complying with its bylaws or abiding by Tennessee law.  The direct result of your action is the complete disenfranchisement of the Company’s shareholders.

In addition to being illegal, this is a clear violation of your fiduciary duties as directors.  Knowingly violating the law by ignoring the clear requirements of the Company’s charter documents and challenging shareholders to pursue legal intervention in order to protect their rights is behavior that shows a willful disregard for your duties as independent directors.  You are complicit in a scheme to illegally disenfranchise shareholders and we cannot envision a scenario in which indemnification to support these actions would be available – either pursuant to the very same bylaws that you conveniently ignore or from other sources.

If you believe that shareholders would be in favor of whatever course of action you have chosen to pursue rather than engaging with us and our qualified nominees, then you should have no problem permitting them to vote.  As shown in our preliminary proxy statement that has already been substantially cleared by the SEC, there are significant issues at this Company that one or two additional quarters cannot undo.  Further, given the behavior of the Company’s current independent directors, we find it difficult to believe that any new, purportedly independent, directors that you may place on the Board would placate shareholders.

Since we have nominated our director candidates, you have (i) implemented a poison pill that will not be voted on by shareholders, (ii) refused to meet with our nominees within days of receiving notice of our nomination, (iii) repeatedly rejected our offers to discuss a settlement, (iv) materially understated the compensation of the Company’s CEO in a public filing, (v) continued to indefinitely disenfranchise the Company’s shareholders and, (vi) intentionally violated applicable law by refusing to schedule the Company’s 2012 Annual Meeting for a date prior to July 1st.  This is a record that elected stewards of shareholder capital should be embarrassed by.

We demand that, in your capacity as independent directors of J. Alexander’s, you take immediate action to schedule the date, time and place of the 2012 Annual Meeting.

We will continue to take all steps appropriate to protect our investment.

Best Regards,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC

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